

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 27, 2016

Mr. Stephen M. Kovzan
Chief Financial Officer
NIC Inc.
25501 West Valley Parkway, Suite 300
Olathe, KS 66061

Re: NIC Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016
File No. 000-26621

Dear Mr. Kovzan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services